Exhibit 97

BUSINESS PRACTICES MANUAL
Incentive compensation recoupment policy

Policy Number	BPM-16.1
Title	Incentive Compensation recoupment Policy
Implementation Date	March 2019
Updated	March 2022, October 2023

Statement of Policy
The Board of Directors (the “Board”) of Laboratory Corporation of America Holdings (together with its direct and indirect subsidiaries, the “Company”) has adopted this Incentive Compensation Recoupment Policy (the “Policy”) to provide for the recoupment of certain Incentive Compensation (as defined below) from current and former employees who have received Incentive Compensation awarded by the Company.

Scope of Coverage
1.“Covered Executive” shall mean any “officer” of the Company as defined by Rule 16a-1(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other employee who may from time to time be deemed subject to this Policy by the Compensation and Human Capital Committee of the Board (the “CHC Committee”).

2.“Incentive Compensation” shall mean all incentive compensation (including cash or equity-based compensation), including but not limited to, (i) annual cash incentive payments, such as payments under the Labcorp Bonus Plan, and (ii) equity-based incentive awards, such as stock options, restricted stock units, and performance share awards under the Company’s equity-based compensation plans, including the 2016 Omnibus Incentive Plan (or any successor programs thereto). For the avoidance of doubt, any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (as defined below) qualifies as Incentive Compensation.

3.“Incentive Compensation based on a Financial Reporting Measure” shall mean any compensation (including cash or equity-based compensation) that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, including but not limited to, (i) annual cash incentive payments, such as payments under the Labcorp Bonus Plan, and (ii) equity-based incentive awards, such as stock options, restricted stock units, and performance share awards under the Company’s equity-based compensation plans, including the 2016 Omnibus Incentive Plan (or any successor programs thereto). For purposes of this Policy, a “Financial Reporting Measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such measures, or (ii) the Company’s stock price and/or total shareholder return. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the commission.
This document is electronically controlled. Check all hardcopies against the current electronic version within MCQS prior to use. The information in this document contains proprietary information of Laboratory Corporation of America Holdings and is supplied in confidence to the recipient. Neither this document nor any of the information contained therein shall (in part or in whole) be published, reproduced, distributed, disclosed, adapted, used (in each case, in any form by any means) or otherwise made available or accessible in any form or by any means to any other person for any purpose without the express prior written consent of Laboratory Corporation of America Holdings.

BPM–16.1 INCENTIVE COMPENSATION RECOUPMENT POLICY

4.“Recoupment Period” shall mean the three completed fiscal years preceding the date of a Triggering Event, and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years, provided that any transition period of nine months or more shall count as a full fiscal year.

5.“Triggering Event” shall mean:
a.the earlier to occur of:
i.the Audit Committee of the Board (or the Board or such other Committee of the Board as may be authorized to make such a conclusion, or the officer or officers of the Company authorized to take such action if action by the Board is not required) concludes, or reasonably should have concluded, that the Company is required to effect an accounting restatement of the Company’s previously issued financial statements due to the material non-compliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Self-Directed Accounting Restatement”), or
ii.the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement (a “Directed Accounting Restatement”, and collectively, with a Self-Directed Accounting Restatement, the “Accounting Restatement Triggering Event”);
b.a decision by the CHC Committee that one or more financial reporting measures used for determining previously-paid Incentive Compensation based on a Financial Reporting Measure was incorrectly calculated, or that the Incentive Compensation based on a Financial Reporting Measure payment was incorrectly calculated, and if calculated correctly would have resulted in a lower payment to one or more employees, in each case, to the extent material (the “Performance Triggering Event”); or
c.a conclusion that an officer or employee could have been terminated for Cause (even if the stated reason at the time of termination did not specify Cause), where Cause is defined in such individual’s employment agreement with the Company if such individual has an employment agreement, or as defined in the Company’s 2016 Omnibus Incentive Plan (or any successor programs thereto) or in the Company’s Amended and Restated Master Senior Executive Severance Plan, if such individual has no employment agreement (a “Cause Determination”)
d.a decision by the CHC Committee that an employee:
i.engaged in misconduct, dereliction of duty or a failure to supervise that results in material harm to the Company;
ii.materially violated or breached, or participated in activities that materially conflict with any
1.employment agreement,
2.confidentiality obligation with respect to the Company, or
3.other restrictive covenant in an agreement between the employee and the Company;
iii.committed or aided and abetted an act of fraud or dishonesty, or intentional misconduct in the course of the employee’s employment; and/or
iv.materially breached a written policy applicable to employees of the Company, including the Company’s Code of Conduct and Ethics (any of these, together with any Cause Determination, a “Misconduct Triggering Event”).

Statement of Policy
        Confidential. Internal Use Only.

BPM–16.1 INCENTIVE COMPENSATION RECOUPMENT POLICY

Application of Accounting Restatement Triggering Events and Performance Triggering Events to Covered Executives
Following a Triggering Event that is (1) an Accounting Restatement Triggering Event or (2) a Performance Triggering Event, to the extent permitted by applicable law (including home country law), the Company shall recoup reasonably promptly from any Incentive Compensation based on a Financial Reporting Measure received during the Recoupment Period by any current or former Covered Executive the amount of Incentive Compensation based on a Financial Reporting Measure that was in excess of the amount of Incentive Compensation based on a Financial Reporting Measure that otherwise would have been paid or granted to such Covered Executive after giving effect, as applicable, (i) to the accounting restatement that resulted from the Accounting Restatement Triggering Event or (ii) to what would have been the correct calculation of the performance metric(s) or financial reporting measure(s) used in determining that a Performance Triggering Event had occurred, in each case, without regard to any taxes paid. The CHC Committee has the authority to determine the appropriate means of recouping the excess Incentive Compensation based on a Financial Reporting Measure based on the particular facts and circumstances, which could include, but is not limited to, seeking direct reimbursement, forfeiture of awards, offsets against other payments, and forfeiture of deferred compensation (subject to compliance with Section 409A of the Internal Revenue Code).
The Accounting Restatement Triggering Event and Performance Triggering Event each described in this Policy applies to all Incentive Compensation based on a Financial Reporting Measure received during the Recoupment Period by a person (a) after beginning service as a Covered Executive, (b) who served as a Covered Executive at any time during the performance period for that Incentive Compensation based on a Financial Reporting Measure and (c) while the Company has a class of securities listed on the New York Stock Exchange (“NYSE”) or another national securities exchange or association. The Accounting Restatement Triggering Event and Performance Triggering Event each described in this Policy may therefore apply to a Covered Executive even after that person that is no longer a Company employee or a Covered Executive at the time of recovery.
Incentive Compensation based on a Financial Reporting Measure is deemed “received” for purposes of the Accounting Restatement Triggering Event and Performance Triggering Event portions of this Policy in the fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or issuance of such Incentive Compensation occurs after the end of that period. For example, if the performance target for an award is based on total stockholder return for the year ended December 31, 2023, the award will be deemed to have been received in 2023 even if paid in 2024.
Application of Accounting Restatement Triggering Events and Performance Triggering Events
Except to the extent covered by the immediately preceding subsection for Covered Executives, following a Triggering Event that is (1) an Accounting Restatement Triggering Event, or (2) a Performance Triggering Event, the Board will review the facts and circumstances that led to the event and shall have the authority to take any actions it deems appropriate with respect to any Incentive Compensation based on a Financial Reporting Measure received during the Recoupment Period by any current or former employee. Actions the Board may take include, to the extent permitted by applicable law (including home country law), recoupment, recovery, reduction or forfeiture of any part of any Incentive Compensation based on a Financial Reporting Measure, offsets against other payments, forfeiture of deferred compensation (subject to compliance with Section 409A of the Internal Revenue Code), disciplinary actions and the pursuit of other remedies.
Application of Policy for Misconduct Triggering Event
Following a Triggering Event that is a Misconduct Triggering Event, the Board will review the facts and circumstances that led to the violation and take any actions it deems appropriate with respect to any Incentive Compensation received during the Recoupment Period by the applicable current or former employee or employees. Actions the Board may take include,
        Confidential. Internal Use Only.

BPM–16.1 INCENTIVE COMPENSATION RECOUPMENT POLICY

to the extent permitted by applicable law (including any home country law), recoupment, recovery, reduction or forfeiture of any part of any Incentive Compensation, offsets against other payments, forfeiture of deferred compensation (subject to compliance with Section 409A of the Internal Revenue Code), disciplinary actions and the pursuit of other remedies.
For the avoidance of doubt, a finding of misconduct or of a Misconduct Triggering Event is not required for recoupment of Incentive Compensation based on a Financial Reporting Measure following an Accounting Restatement Triggering Event or a Performance Triggering Event under this Policy.
Administrative Considerations for Application of Policy
Notwithstanding anything to the contrary contained in this Policy, the Company is not required to recover excess Incentive Compensation based on a Financial Reporting Measure following an Accounting Restatement Triggering Event or Performance Triggering Event if the CHC Committee determines that recovery of the excess Incentive Compensation would be impracticable for one of the following reasons (and the applicable procedural requirements are met):
1.after making a reasonable and documented attempt to recover the excess Incentive Compensation, which documentation will be provided to NYSE to the extent required, the CHC Committee determines that the direct expenses that would be paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;

2.based on a legal opinion of counsel acceptable to the NYSE, the CHC Committee determines that recovery would violate a home country law adopted prior to November 28, 2022; or

3.the CHC Committee determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Administration
The CHC Committee (i) has the full power and authority to construe, interpret, and administer this Policy and (ii) reserves the right to amend, suspend, or terminate this Policy at any time, for any reason or no reason. All decisions, actions, or interpretations by the CHC Committee shall be final, binding, and conclusive on all persons. Any Incentive Compensation paid to an employee shall be subject to the Policy as so construed, interpreted, administered or amended regardless of whether such Incentive Compensation was paid in advance thereof and regardless of whether such employee has been notified of any such amendment.
The Policy shall be amended by the Board to comply with the terms of any applicable law (including home country law), rule, requirement, or regulation requiring adoption of a “clawback,” recoupment, or similar policy, or any law (including home country law), rule, requirement, or regulation that imposes mandatory recoupment, under circumstances set forth in such law, rule, requirement, or regulation, and any Incentive Compensation paid to an employee shall be subject to the Policy as so amended. To the extent required by the Board, a Covered Executive may be required to re-acknowledge the terms of the Policy after any such amendment. This Accounting Restatement Triggering Event recoupment for Covered Executives included in this Policy is designed to comply with Section 10D of the Exchange Act, the rules promulgated thereunder, and the listing standards of the NYSE.
The Board may delegate its power and authority with respect to this Policy to the CHC Committee, and the Board (or the CHC Committee to the extent that the Board has previously made a delegation), subject to any limitations under applicable law, may delegate its power and authority with respect to this Policy to an officer or officers of the Company with respect to any
        Confidential. Internal Use Only.

BPM–16.1 INCENTIVE COMPENSATION RECOUPMENT POLICY

current or former employees that are not, and have not previously been, Covered Executives, and provided that no such delegation to an officer shall relate to any recovery under this Policy that involves such officer. Any action undertaken by the CHC Committee or such designee in accordance with the Board’s delegation of authority will have the same force and effect as if undertaken directly by the Board, and any reference in the Policy to the “Board” will, to the extent consistent with the terms and limitations of such delegation, be deemed to include a reference to the CHC Committee or such designee.

No Indemnification
Notwithstanding the terms of any indemnification agreement, insurance policy, contractual arrangement, the governing documents of the Company or other document or arrangement, the Company shall not indemnify any employee or officer against, or pay the premiums for any insurance policy to cover, any amounts recovered under this Policy or any expenses that an employee or officer incurs in opposing Company efforts to recoup amounts pursuant to the Policy.

Non-Exclusivity; Successors
Recoupment of Incentive Compensation pursuant to this Policy, or pursuant to one element of this Policy, shall not in any way limit or affect the rights of the Company to pursue disciplinary, legal, or other action or pursue any other remedies available to it, including under other elements of this Policy or other agreements between a current or former employee and the Company. This Policy shall not replace, and shall be in addition to, any rights of the Company to recoup Incentive Compensation from its Covered Executives or other current or former employees under applicable laws and regulations, including but not limited to the Sarbanes-Oxley Act of 2002, as amended, or the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended or pursuant to any other Company policy.
This Policy shall be binding and enforceable against all executive officers and employees and their successors, beneficiaries, heirs, executors, administrators, or other legal representatives.
Governing Law
To the extent not preempted by U.S. federal law, this Policy will be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.

Inquiries
Any exception, change or deviation from this Policy must be reviewed and approved by the CHC Committee. The Chief Legal Officer will be available to answer any questions and to provide assistance and advice to employees concerning this Policy.

        Confidential. Internal Use Only.

BPM–16.1 INCENTIVE COMPENSATION RECOUPMENT POLICY

Effective Date
This Policy as amended and restated shall apply to any Incentive Compensation received on or after October 11, 2023 and supersedes the Company’s previous Incentive Compensation Recoupment Policy, which shall apply to any Incentive Compensation received prior to that date.
APPROVED BY CORPORATE COMPLIANCE COMMITTEE: September 25, 2023
APPROVED BY BOARD OF DIRECTORS: October 11, 2023

        Confidential. Internal Use Only.